UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

November 4, 2003

TDC A/S
(Exact name of registrant as specified in its charter)

16 KANNIKEGADE AARHUS C DENMARK
(Address of principal executive offices)

001-12998
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

   On November 4, 2003 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated November 4, 2003

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDC A/S (Registrant)
November 4, 2003 (Date)	/s/ OLE SOEBERG Ole Soeberg Senior Vice President, Investor Relations

TDC - Earnings Release 3Q 2003

November 4, 2003

Strong growth in Earnings and Cash flow. Full-year EBITDA Outlook upgraded to DKK 15.0bn

Highlights 3Q 2003

EBITDA was DKK 4.1bn, up 6.8%, driven by strict cost control
Cash flow from operations was DKK 4.4bn, up 7.7%
Net debt amounted to DKK 29.9bn, down 11.3% compared with the end of 2Q 2003
Net income1 of DKK 782m, up 8.9%
Good performance in TDC Mobile International and TDC Switzerland

Outlook

Outlook 2003 for EBITDA upgraded to DKK 15.0bn from DKK 14.8bn.
Outlook 2003 for net revenues and net income reaffirmed2

1) Excluding one-time items and fair value adjustments.
2) For more information, see page 12.

TDC Group, Income statements

DKKm	3Q 2002	3Q 2003	Change
			in %
Net revenues	12 843	12 815	(0,2)
Total revenues	13 371	13 333	(0,3)
Total operating expenses	(9 510)	(9 209)	3,2
EBITDA[1]	3 861	4 124	6,8
Depreciation, amortization and write-downs	(2 214)	(2 300)	(3,9)
EBIT[2]	1 647	1 824	10,7
One-time items	(815)	0	-
Net financials	2 460	(186)	-
- of which fair value adjustments	2 793	195	(93,0)
Income before income taxes	3 292	1 638	(50,2)
Income taxes	(584)	(595)	(1,9)
Income before minority interests	2 708	1 043	(61,5)
Minority interests' share of net income	24	(49)	-
Net income	2 732	994	(63,6)
Net income excl. one-time items and fair value adjustments	718	782	8,9

EBITDA margin in %	30,1%	32,2%	-

1) TDC uses EBITDA (earnings before interest, taxes, depreciation and amortization) as a measurement for operating performance. For further explanation please refer to page 23.
2) EBIT is excl. one-time items in this report unless otherwise stated.

Group highlights 3Q 2003

COPENHAGEN, Denmark, November 4, 2003 - The TDC Group's earnings before interest, taxes, depreciation and amortization (EBITDA) totaled DKK 4,124m, up 6.8%, EBIT was DKK 1,824m, up 10.7% and net income, excluding one-time items and fair value adjustments, was DKK 782m, up 8.9%.

Capital expenditures, excluding share acquisitions, totaled DKK 1,322m, a 25.9% reduction. The capex-to-net-revenues ratio was 10.3% compared with 13.9%.

Cash flow from operating activities amounted to DKK 4,416m, a 7.7% increase.

Henning Dyremose, President and CEO says, "The environment for revenue growth continued to be tough in 3Q 2003. Since 2001, we have focused on improving EBITDA and cash generation. In 3Q 2003 we reached the highest ever quarterly EBITDA and continued to reduce capital expenditures. This underlines the success of our focused effort to improve cash generation. Also, today we launch an employees share ownership plan and through this initiative we demonstrate an appreciation of the individual's future value creation for the company," says Henning Dyremose and continues, "In October 2003, we have made a major decision regarding our stake in Belgacom. The agreement to allow us to pursue a Belgacom IPO opens a route to possibly divest the shares. The potential divestment is evidence of TDC's strategic commitment to obtain control of operating assets or otherwise divest."

Net revenues

TDC's net revenues amounted to DKK 12,815m in 3Q 2003, a decrease of 0.2%. On an on-going basis, revenue growth was 2.1%, driven by TDC Switzerland and TDC Mobile International.

Operating expenses

Total operating expenses amounted to DKK 9,209m in 3Q 2003, down 3.2%, reflecting primarily a 18.1% reduction of other external charges to DKK 2,052m.

Transmission costs, raw materials and supplies were DKK 4,769m, an increase of 4.7%.

Number of employees
(full-time equivalents)

No. of FTE
1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
22565	22816	22487	22263	22060	21451	21235
						291

Wages, salaries and pension costs were DKK 2,388m, down 2.5%. The number of employees decreased 4.3%.

EBITDA

EBITDA increased 6.8% to DKK 4,124m in 3Q 2003, equivalent to an increase in the EBITDA margin to 32.2% from 30.1% in 3Q 2002.

EBITDA and EBITDA-margin

EBITDA
1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
3207	3493	3861	3752	3442	3768	4124
25,4	27,5	30,1	29	28,3	30,5	32,2

In absolute terms, EBITDA improved DKK 263m, reflecting mainly increases in TDC Switzerland and TDC Mobile International.

Depreciation, amortization and write-downs

Depreciation, amortization and write-downs amounted to DKK 2,300m, up 3.9%. Goodwill amortization increased 22.0% to DKK 438m, which relates to an increase in goodwill since TDC obtained full ownership of TDC Switzerland in February 2003.

EBIT

EBIT (earnings before interest and taxes) totaled DKK 1,824m, up 10.7%, reflecting higher EBITDA. TDC Switzerland and TDC Mobile International were main drivers for the DKK 177m improvement. There were no one-time items in 3Q 2003 compared with impairment losses of DKK (815)m in 3Q 2002.

Net financials

Net financials in 3Q 2003 were DKK (186)m compared with DKK 2,460m. Financial expenses, net, were DKK (326)m, compared with DKK (337)m, reflecting lower interest rates. Income from investment in other associated companies amounted to DKK (55)m compared with DKK 4m. Fair value adjustments were DKK 195m and related primarily to the sale of the shares in UMC, effectuated on July 25, 2003. In 3Q 2002, fair value adjustments amounted to DKK 2,793m and related primarily to the sale of Ben shares.

Income before tax

Income before tax excluding one-time items and fair value adjustments was DKK 1,443m, up 9.8% due to improvements in EBIT.

Including one-time items and fair value adjustments, income before tax was DKK 1,638m compared with DKK 3,292m, due primarily to fair value adjustments.

Income taxes

Income taxes amounted to DKK (595)m, down 1.9%. Tax related to income excluding one-time items and fair value adjustments was DKK (612)m compared with DKK (584)m, reflecting higher income from operations.

Net income

Net income, excluding one-time items and fair value adjustments, amounted to DKK 782m, up 8.9%.

Net income including one-time items and fair value adjustments amounted to DKK 994m, compared with DKK 2,732m.

Statements of Cash Flow

Cash flow from operating activities was DKK 4,416m, up 7.7%, driven primarily by improved EBITDA.

Cash flow from investing activities was DKK (746)m compared with DKK 2,781m, reflecting a 25.9% reduction in capital expenditures, sale of UMC shares in 3Q 2003 and sale of Ben shares in 3Q 2002.

Net debt

Net debt amounted to DKK 29,886m by the end of 3Q 2003 compared with DKK 27,837m at the end of 3Q 2002, and 33,707m at the end of 2Q 2003. The decrease since 2Q 2003 reflects our strong free cash flow and proceeds from UMC divestment.

Capital expenditures

Capital expenditures, excluding share acquisitions, totaled DKK 1,322m, a 25.9% reduction.

In absolute terms the DKK 463m reduction was driven primarily by a DKK 357m decline in TDC Solutions. The capex-to-net-revenues ratio for the TDC Group consequently declined to 10.3% from 13.9%.

Capital expenditures
(in DKKm)

Capex
1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
1678	1924	1785	2312	1497	1354	1322

Number of customers

TDC's total pro-rata customer base was 15.1m, up 12.6%, driven mainly by domestic mobile and Talkline mobile, as well as full consolidation of TDC Switzerland, however partly offset by deconsolidation of UMC.

Our Danish activities comprised 7.3m customers, up 8.9%, the result of a strong net intake of mobile customers. Our domestic mobile customer base increased 24.5% to 2.4m.

ADSL customers in Denmark grew 67.1% to 366,000, and including broadband cable TV modems, the total number of broadband customers was 423,000, up 67.9%.

The number of customers in the international activities was 7.8m, up 16.3%.

Employee share ownership plan

TDC has decided to offer shares in TDC A/S to employees in the TDC Group.

Approximately 16,500 employees will each be offered to purchase up to 90 shares at a price of DKK 100 per share. The shares will be held in custody for five calendar years.  Shares will be offered to employees in Danish companies of the TDC Group, where TDC owns 50% or more. Employees wishing to purchase shares can do so, up until December 2, 2003.

The shares to be used for this transaction will be bought by TDC in the market and the associated expense will be booked against shareholders equity.

Events after the end of 3Q 2003

On October 2, 2003, the Belgian State, ADSB Telecommunication BV and Belgacom entered into an agreement to proceed with preparations for a potential initial public offering (IPO) of Belgacom, the leading provider of communications services in Belgium. For further details, pleased refer to Stock Exchange Release no. 21 in 2003.

Business line performance in 3Q 2003

TDC Solutions Group

TDC Solutions' activities are mainly Danish landline voice, Internet and data operations as well as integrated solutions.

DKKm	3Q 2002	3Q 2003	Change in %
Net revenues, total	4 818	4 729	(1,8)
Landline telephony	2 718	2 569	(5,5)
Retail	1 992	1 915	(3,9)
Subscriptions	997	940	(5,7)
Traffic	995	975	(2,0)
Wholesale	726	654	(9,9)
Transit traffic	296	278	(6,1)
Other [1]	430	376	(12,6)
Leased lines	378	319	(15,6)
Data communications and Internet services	720	853	18,5
Terminal equipment etc.	628	580	(7,6)
Other [2]	373	409	9,7
Other revenues[3]	408	288	(29,4)
Total revenues	5 226	5 017	(4,0)
Operating expenses	(3 675)	(3 546)	3,5
Transmission costs, raw materials and supplies	(1 420)	(1 406)	1,0
Other external charges	(1 076)	(998)	7,2
Wages, salaries and pension costs	(1 179)	(1 142)	3,1
EBITDA	1 551	1 471	(5,2)
Depreciation, amortization and write-downs	(753)	(741)	1,6
EBIT	798	730	(8,5)
1) Includes incoming traffic, prefix traffic and service provision.
2) Includes mobile telephony, operator services etc.
3) Includes other operating income and work performed for own purposes and capitalized.

TDC Solutions, the domestic landline business, is being impacted by strong growth in data communications and Internet services, and a decline in traditional telephony services. The latter reflects traffic migrating from landline telephony to mobile telephony, ADSL and intra-company IP/VPN-based solutions.

In 3Q 2003, net revenues were DKK 4,729m, a decrease of 1.8%.

Net revenues from landline telephony totaled DKK 2,569m, down 5.5%, reflecting a reduction of DKK 77m, or 3.9%, in landline retail revenues and a reduction of DKK 72m, or 9.9%, in landline wholesale revenues.

Retail traffic revenues amounted to DKK 975m, down 2.0%, comprising lower domestic revenues and higher international revenues.

Wholesale revenues declined 9.9%, due mainly to lower interconnection rates resulting from the LRAIC model introduced on 1 January 2003.

The total number of landline minutes was 4,965m, down 6.5% and the number of domestic retail voice minutes was 2,158m, down 12.7%.  International traffic volume in minutes was 588m, up 5.8%. Domestic wholesale traffic amounted to 2,218m minutes, down 2.8%.

Domestic landline traffic
(million minutes)

Domestic landline traffic
	3Q01	3Q02	3Q03
Mio. minutes	6268	5312	4965

The decline in traditional telephony was partially offset by 18.5% growth in data communications and Internet services revenues to DKK 853m. The key driver for this performance was the growth in ADSL customers. The number of ADSL customers increased 147,000, or 67.1% to 366,000.

ADSL customers
('000)

ADSL customers
3Q01	3Q02	3Q03
75	219	366

Operating expenses declined 3.5% to DKK (3,546)m. This included a 7.2% reduction in other external charges, and a 3.1% reduction in wages, salaries and pension costs, as the number of employees was 6.0% lower.

Consequently, EBITDA amounted to DKK 1,471m in 3Q 2003, down DKK 80m or 5.2%, due mainly to some non-recurring items in 3Q 2002. The EBITDA margin was 31.1% compared with 32.2%.

Depreciation and amortization decreased 1.6% to DKK 741m, and EBIT consequently amounted to DKK 730m, down 8.5%.

Capex amounted to DKK 536m, down 40.0%, bringing the capex-to-net-revenues ratio down to 11.3% from 18.5%.

By the end of 3Q 2003, the number of domestic landline customers in TDC Solutions, including retail and wholesale PSTN and ISDN, was 3.007m, a decline of 2.7%. The number of Duét customers was 276,000, up 2.2%, while Internet dial-up customer levels decreased 4.3% to 509,000.

In 3Q 2003, TDC Solutions acquired the remaining 50% of the Contactel shares for CZK 1. From July 2003, Contactel became fully consolidated in TDC accounts.

TDC Mobile International Group

TDC Mobile International includes mainly TDC Mobil A/S, Talkline, Polkomtel, Bité and One (formerly Connect Austria).

DKKm	3Q 2002	3Q 2003	Change in %
Net revenues, total	4 136	3 999	(3,3)
Domestic operations	1 363	1 463	7,3
European network operators	984	854	(13,2)
Talkline	1 789	1 682	(6,0)
Other revenues [1]	62	68	9,7
Total revenues	4 198	4 067	(3,1)
Operating expenses	(3 260)	(3 044)	6,6
Transmission costs, raw materials and supplies	(2 083)	(1 941)	6,8
Other external charges	(877)	(827)	5,7
Wages, salaries and pension costs	(300)	(276)	8,0
EBITDA	938	1 023	9,1
Domestic operations	468	482	3,0
European network operators	305	311	2,0
Talkline	164	230	40,2
Depreciation, amortization and write-downs	(372)	(384)	(3,2)
EBIT	566	639	12,9
1) Includes other operating income and work performed for own purposes and capitalized.

TDC Mobile International's 3Q 2003 net revenues amounted to DKK 3,999m, a reduction of 3.3%. On an ongoing basis net revenues grew 4.1%.

Operating expenses declined 6.6% to DKK 3,044m, driven by a 6.8% reduction in transmission costs, a 5.7% reduction in other external charges, and a 8.0% reduction in wages, salaries and pension costs.

EBITDA amounted to DKK 1,023m, up 9.1% or DKK 85m. The 3Q 2002 EBITDA figure includes DKK 48m from UMC, now deconsolidated.

Depreciation and amortization increased 3.2% to DKK 384m in 3Q 2003, hence EBIT amounted to DKK 639m in 3Q 2003, up 12.9% compared with 3Q 2002.

Capital expenditures were DKK 303m, down 22.9%, bringing the capex-to-net-revenues ratio down to 7.6% from 9.5%.

Domestic mobile

Competition in the Danish mobile market has heated up in 2003, with web-based service providers forcing prices down.

Domestic mobile net revenues amounted to DKK 1,463m, up 7.3%. The main driver of revenues was a 15.9% increase in traffic volumes and an increase in handset sales. However, the strong traffic growth was partially offset by lower retail prices, driven down by the competitive market forces and a 10% reduction in mobile termination rates since the beginning of the year.

EBITDA increased 3.0% to DKK 482m.

The number of domestic mobile customers, including TDC Solutions' mobile customers was 2.409m by the end of 3Q 2003, up 24.5% or 474.000 customers. The net additions were divided as 192,000 in TDC and 282,000 in service provider customers, which grew to a total of 668,000 customers. Since 2Q 2003, the total number of customers has increased 151,000.

Our domestic operations recorded capex of DKK 142m, down 18.4% thereby bringing capex-to-net revenues to 9.7% compared with 12.8% in 3Q 2002.

European network operators

European network operators comprise Polkomtel, Bité and One (formerly Connect Austria).

Net revenues amounted to DKK 854m, down 13.2%, while EBITDA amounted to DKK 311m, up 2.0%. Both net revenues and EBITDA were negatively impacted by the deconsolidation of UMC as well as the unfavorable development of the exchange rate between Polish zloty and Danish kroner. The adjusted growth rate is 5.2% for net revenues and 33.2% for EBITDA.

Polkomtel's net revenues, on a pro rata basis, amounted to DKK 455m in 3Q 2003, almost unchanged compared with 3Q 2002. Exchange rate changes impacted the growth rate. In local currency, net revenues increased 9.5%.

EBITDA amounted to DKK 197m on a pro rata basis, up 9.4%. In local currency, EBITDA increased 26.5%.

On a pro rata basis, Polkomtel had 998,000 customers by the end of 3Q 2003, up 24.4%.

Bite's net revenues amounted to DKK 228m in 3Q 2003.

EBITDA amounted to DKK 59m, up 47.5%, and was driven by the increased scale of the business.

Bité had 486,000 mobile customers, up 18.2%.

One's net revenues, on a pro rata basis, amounted to DKK 171m in 3Q 2003, up 7.5%.

EBITDA amounted to DKK 56m on a pro rata basis, up 47.4%, driven by disciplined cost management.

One had 212,000 mobile customers on a pro rata basis, up 9.3%.

Talkline

TDC's German subsidiary, Talkline, is a focused service provider of mobile telephony.

Talkline's net revenues amounted to DKK 1,682m, down 6.0%, reflecting reduced revenues in Talkline Infodienste, impacted by a change from gross to net accounting and lower activities, partially offset by increased mobile revenues, which grew 15.2%

EBITDA amounted to DKK 230m, up 40.2%, reflecting primarily improvements in mobile activities and reversal of provisions.

Talkline had 1.906m mobile customers, up 19.6% compared with 3Q 2002, or up 76,000 in 3Q 2003 alone.

TDC Switzerland

TDC Switzerland provides mobile, landline and Internet services for the Swiss market using the sunrise brand name.

DKKm	3Q 2002	3Q 2003	Change in %
Net revenues, total	2 248	2 428	8,1
Mobile telephony	1 172	1 305	11,3
Landline telephony	941	971	3,2
Internet services	135	152	13,4
Other revenues [1]	19	28	42,1
Total revenues	2 267	2 456	8,4
Operating expenses	(1 899)	(1 886)	0,7
Transmission costs, raw materials and supplies	(935)	(1 048)	(12,1)
Other external charges	(656)	(511)	22,1
Wages, salaries and pension costs	(308)	(327)	(6,2)
EBITDA	368	570	55,3
Depreciation, amortization and write-downs	(586)	(669)	(14,2)
- of which goodwill amortization	(228)	(321)	(40,8)
EBIT	(218)	(99)	54,8
1) Includes other operating income and work performed for own purposes and capitalized.

TDC Switzerland is positioned as the unrivaled second-largest telecommunications provider in the Swiss market.

Since acquiring TDC Switzerland, TDC has implemented significant operational changes that have subsequently improved profitability.

In 3Q 2003, TDC Switzerland's net revenues amounted to DKK 2,428m, up 8.1% compared with 3Q 2002, driven primarily by an increase in mobile revenues. In local currency, net revenues increased 13.5%.

Operating expenses decreased 0.7% to DKK 1,886m. This slight decrease was due mainly to a 22.1% decrease in other external charges to DKK 511m. Wages, salaries and pension costs totaled DKK 327m, up 6.2%.

EBITDA amounted to DKK 570m, up from DKK 368m; hence the EBITDA margin in 3Q 2003 was 23.5%, up from 16.3%.

EBITDA and EBITDA margin

	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03
EBITDA	121	234	367	547	492	562	570
EBITDA margin	5,6	10,7	16,3	23,4	21,5	24,8	23,5

Depreciation, amortization and write-downs amounted to DKK 669m, up 14.2%, due to increased goodwill amortization of DKK 321m, up 40.8%. The increase relates to TDC raising the ownership share from 78.7% to 100% in February 2003.

EBIT consequently amounted to DKK (99)m in 3Q 2003, compared with DKK (219)m in 3Q 2002.  EBIT excluding goodwill amortization was DKK 222m compared with DKK 9m.

Capital expenditures were DKK 295m, bringing the capex-to-net-revenues ratio to 12.1% compared with 15.1%.

TDC Switzerland had 2.562m customers by the end of 3Q 2003, up 4.1% on a fully consolidated basis. The customer base comprised 1.210m mobile customers, up 11.3%, 825,000 landline customers, down 2.0%, 457,000 Internet dial-up customers, down 10.0% and 70,000 ADSL customers, up from 23,000.

TDC Directories Group

TDC Directories provides directory services, specialist business catalogs and on-line inquiry services in the Danish, Swedish and Finnish markets.

TDC Directories' overall performance is impacted by the current weakness in advertising spending.

TDC Directories' quarterly results are affected by release dates of printed directories. Revenues from printed directories are recognized at the time of release. This can bring significant fluctuation in revenues and earnings from quarter to quarter.

As a result of these business conditions, net revenues in 3Q 2003 were DKK 393m, down 6.2%, operating expenses were DKK 228m, down 14.3%, and EBITDA was DKK 167m in 3Q 2003, up 7.7%.

TDC Cable TV Group

TDC Cable TV provides cable-TV services as well as Internet access in Denmark.

TDC Cable TV is gradually expanding its traditional TV business, while continuing to increase its coverage of Internet services.

TDC Cable TV's net revenues amounted to DKK 384m, up 13.6%, reflecting mainly a larger customer base in both the traditional cable-TV business and Internet services.

Operating expenses remained almost unchanged, and amounted to DKK 330m.

EBITDA was DKK 58m, compared with DKK 11m in 3Q 2002, reflecting increased revenues on an unchanged cost base.

EBIT was DKK 5m in 3Q 2003. This is the first time TDC Cable TV has recorded positive EBIT, and this positive result underlines the significant and successful restructuring of Cable TV since 2001.

Capital expenditures in TDC Cable TV were DKK 54m, up 20.0%. The capex-to-net-revenues ratio was 14.1%.

By the end of 3Q 2003, TDC Cable TV had 907,000 Cable TV customers, up 4.3%, and 94,000 Cable modem customers, up 88%. 57,000 of our cable modem customers have high-speed Internet access.

Outlook

The performance in 3Q 2003 has led to adjustments of our full-year Outlook.

For TDC Group the Outlook for net revenues provided in August 2003 is reaffirmed, however some adjustment between the business lines has been implemented.

EBITDA Outlook for the Group is increased by DKK 0.2bn to DKK 15.0bn, comprising an increase of DKK 0.1bn for each of TDC Switzerland and TDC Cable TV.

The Outlook for net income is reaffirmed, reflecting the increase in EBITDA cf. above and an increase in expected tax expenses.

Outlook for 2003
(Excl. one-time items and fair value adjustments)
DKKbn	2002	2003	Change in %
TDC Solutions
Net revenues	19,4	18,8	(3,1)
EBITDA	5,8	5,7	(1,3)
TDC Mobile International
Net revenues[1]	16,3	15,3	(5,9)
EBITDA[2]	3,2	3,2	(0,9)
TDC Switzerland
Net revenues	8,9	9,3	4,1
EBITDA	1,3	2,2	73,4
TDC Cable TV
Net revenues	1,3	1,5	12,1
EBITDA	0,0	0,2	-
TDC Directories
Net revenues	1,5	1,5	(1,9)
EBITDA	0,4	0,4	(8,9)
Other[3]
Net revenues	3,8	3,7	0,0
EBITDA	3,6	3,3	(7,6)

TDC Group
Net revenues	51,2	50,1	(2,1)
EBITDA	14,3	15,0	4,8
Net Income[4]	2,2	2,3	6,0
1) Adjusted for deconsolidation of UMC, restructuring of Talkline as well as Talkline Infodienst's changes from gross to net accounting, growth is expected to be 1.5%.
2) Adjusted for the deconsolidation of UMC, growth is expected to be 3.7%.
3) Includes TDC Services, Belgacom, TDC A/S and eliminations.
4) Adjusted for impact from put-option exercise regarding TDC Switzerland, net income is expected to be DKK 2.7bn, or 24.5% higher than in 2002.

Safe harbor statement

Certain sections of this release contain forward-looking statements that are subject to risks and uncertainties. Examples of such forward-looking statements include, but are not limited to: projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios; statements of our plans, objectives or goals including those related to products or services; statements of future economic performance; and statements of assumptions underlying such statements. Words such as 'believes', 'anticipates', 'expects', 'intends', 'aims', 'plans' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include, but are not limited to, economic trends and developments in financial markets and the economic impact of unexpected events; technological developments; changes in applicable Danish and EU legislation; changes in interconnect rates; developments in competition within domestic and international communications solutions; introduction of and demand for new services and products; developments in the demand, product mix and prices in the mobile market, including marketing and customer acquisition costs; developments in the market for multimedia services; the possibilities of being awarded licenses; developments in TDC's international activities, which also involve certain political risks; and investments and divestitures in domestic and foreign companies.

We caution that the above list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Conference call

TDC invites you to take part in a conference call today at 10.00 CET hosted by Henning Dyremose, Chief Executive Officer, and Hans Munk Nielsen, Chief Financial Officer. To participate, please call +353 1 439 0432 from outside Denmark and 80 80 2003 (toll-free) from Denmark about 10 minutes before the conference call is due to start.

The conference will be available in digital replay until November 11, 2003: +353 1 240 0041. Access code: 283539#. Press # for instructions during the replay.

The conference call will refer to a slide deck that is available at www.tdc.dk and www.tdc.com. Participants wishing to derive full benefit from the conference call should obtain these slides in due time before the conference call begins.

For further information, please contact Investor Relations at +45 3343 7680.

Financial calendar

TDC's financial calendar is as follows (more details on www.tdc.com):

January 28, 2004
Start of close period prior to 2003 full-year and 4Q 2003 release

March 1, 2004
Release of full-year 2003 and 4Q 2003 Earnings Release

March 29, 2004
Annual General Meeting

May 4, 2004
Release of 1Q 2004 results

Statements of Income for TDC Group

DKKm	3Q 2002	3Q 2003	Change in %	9M 2002	9M 2003	Change in %

Net revenues	12 843	12 815	(0,2)	38 196	37 363	(2,2)
Domestic net revenues	5 832	5 857	0,4	17 129	16 978	(0,9)
in percent of total net revenues	45%	46%		45%	45%
International net revenues	7 011	6 958	(0,8)	21 067	20 385	(3,2)
in percent of total net revenues	55%	54%		55%	55%
Other revenues[1]	528	518	(1,9)	1 718	1 375	(20,0)
Total revenues	13 371	13 333	(0,3)	39 914	38 738	(2,9)

Transmission costs, raw materials and supplies	(4 554)	(4 769)	(4,7)	(13 935)	(13 089)	6,1
Other external charges (marketing, rent, transport etc.)	(2 507)	(2 052)	18,1	(8 033)	(6 992)	13,0
Wages, salaries and pension costs	(2 449)	(2 388)	2,5	(7 385)	(7 323)	0,8
Total operating expenses	(9 510)	(9 209)	3,2	(29 353)	(27 404)	6,6
EBITDA	3 861	4 124	6,8	10 561	11 334	7,3
of which domestic EBITDA	2 465	2 334	(5,3)	6 677	6 401	(4,1)
in percent of total EBITDA	64%	57%		63%	56%
of which international EBITDA	1 396	1 790	28,2	3 884	4 933	27,0
in percent of total EBITDA	36%	43%		37%	44%
Depreciation, amortization and write-downs	(2 214)	(2 300)	(3,9)	(6 549)	(6 663)	(1,7)
of which goodwill amortization	(359)	(438)	(22,0)	(1 111)	(1 266)	(14,0)
EBIT	1 647	1 824	10,7	4 012	4 671	16,4
One-time items, net	(815)	0	-	(1 160)	(974)	16,0
EBIT including one-time items	832	1 824	119,2	2 852	3 697	29,6
Net financials	2 460	(186)	-	2 078	(417)	-
of which financial expenses, net	(337)	(326)	3,3	(1 074)	(917)	14,6
of which income from investment in other associated enterprises	4	(55)	-	(29)	(43)	(48,3)
of which fair value adjustments	2 793	195	(93,0)	3 181	543	(82,9)
Income before income taxes	3 292	1 638	(50,2)	4 930	3 280	(33,5)
Total income taxes	(584)	(595)	(1,9)	(1 143)	(1 436)	(25,6)
of which related to income excl. one-time items and fair value adjustments	(584)	(612)	(4,8)	(1 405)	(1 633)	(16,2)
of which related to fair value adjustments	-	17	-	(3)	(68)	-
of which related to one-time items	-	-	-	265	265	0,0
Income before minorities	2 708	1 043	(61,5)	3 787	1 844	(51,3)
Minority interests' share of net income	24	(49)	-	136	(154)	-
of which related to income excl. one-time items and fair value adjustments	(12)	(49)	-	100	(154)	-
of which related to one-time items	36	0	-	36	0	-
Net income	2 732	994	(63,6)	3 923	1 690	(56,9)
Net income excluding one-time items and fair value adjustments	718	782	8,9	1 604	1 924	20,0

1) Includes other operating income and work performed for own purposes and capitalized.

Statements of Income for the business lines

DKKm	TDC Solutions Group		TDC Mobile International Group		TDC Switzerland		TDC Directories Group

	3Q 2002	3Q 2003	3Q 2002	3Q 2003	3Q 2002	3Q 2003	3Q 2002	3Q 2003
Net revenues, external customers	4 498	4 443	3 759	3 596	2 237	2 423	387	367
Net revenues, other business lines	320	286	377	403	11	5	32	26
Other revenues[1]	408	288	62	68	19	28	2	2
Total revenues	5 226	5 017	4 198	4 067	2 267	2 456	421	395
Total operating expenses	(3 675)	(3 546)	(3 260)	(3 044)	(1 899)	(1 886)	(266)	(228)
EBITDA	1 551	1 471	938	1 023	368	570	155	167
Depreciation, amortization and write-downs	(753)	(741)	(372)	(384)	(586)	(669)	(29)	(28)
EBIT	798	730	566	639	(218)	(99)	126	139

Capital expenditures excl. share acquisitions	893	536	393	303	340	295	8	4

DKKm	TDC Cable TV Group		Other[2]		TDC Group

	3Q 2002	3Q 2003	3Q 2002	3Q 2003	3Q 2002	3Q 2003
Net revenues, external customers	338	383	1 624	1 603	12 843	12 815
Net revenues, other business lines	0	1	(740)	(721)	0	0
Other revenues[1]	5	4	32	128	528	518
Total revenues	343	388	916	1 010	13 371	13 333
Total operating expenses	(332)	(330)	(78)	(175)	(9 510)	(9 209)
EBITDA	11	58	838	835	3 861	4 124
Depreciation, amortization and write-downs	(50)	(53)	(424)	(425)	(2 214)	(2 300)
EBIT	(39)	5	414	410	1 647	1 824

Capital expenditures excl. share acquisitions	45	54	106	130	1 785	1 322

1) Includes other operating income and work performed for own purposes and capitalized.
2) Includes TDC A/S, Belgacom, TDC Services and eliminations.

TDC Group
Balance Sheets

TDC Group (DKKm)	3Q 2002	3Q 2003

Assets
Intangible assets, net	27 976	32 562
Property, plant and equipment, net	33 289	31 057
Investments and other assets, net	1 370	1 496
Total fixed assets	62 635	65 115

Total inventories	906	690
Total accounts receivable	22 691	20 614
Marketable securities	2 373	1 818
Cash	4 334	5 737
Total current assets	30 304	28 859

Total assets	92 939	93 974

Liabilities and shareowners' equity
Shareowners' equity	34 701	33 794

Minority interests	481	495
Total provisions	7 975	7 956

Total long-term debt	29 161	36 400

Current maturities of long-term debt	1 036	797
Short-term bank loans	4 347	438
Trade accounts payable	7 634	6 445
Other incl. deferred income	7 604	7 649
Total short-term debt	20 621	15 329
Total debt	49 782	51 729

Total liabilities	58 238	60 180

Total liabilities and shareowners' equity	92 939	93 974

Net interest-bearing debt, end of period	27 837	29 886

Statements of Cash Flow
Proportionally consolidated

TDC Group (DKKm)	3Q 2002	3Q 2003	Change in %	9M 2002	9M 2003	Change in %
EBITDA	3 861	4 124	6,8	10 561	11 334	7,3
Interest paid	(130)	(95)	26,9	(803)	(1 064)	(32,5)
Tax paid	(104)	(68)	34,6	(880)	(786)	10,7
Change in working capital	1 022	211	(79,4)	635	(134)	NM
Other	(549)	244	144,4	(968)	(26)	97,3
Cash flow from operating activities	4 100	4 416	7,7	8 545	9 324	9,1
Capex excl. share acquisitions	(1 785)	(1 322)	25,9	(5 387)	(4 173)	22,5
Share acquisitions	(30)	(53)	(76,7)	(671)	(8 060)	-
Change in trade accounts payable, capex	207	(59)	-	(63)	(176)	(179,4)
Divestment of assets	4 389	688	(84,3)	5 898	801	(86,4)
Dividends received from associated enterprises	0	0	-	372	0	-
Cash flow from investing activities	2 781	(746)	(126,8)	149	(11 608)	-
Change in interest-bearing debt	(2 230)	(65)	-	(2 631)	6 484	-
Consolidation of acquired companies	(1)	0	-	(4)	0	-
Currency translation adjustments	23	(117)	-	567	413	(27,2)
Dividend paid	0	0	-	(2 363)	(2 453)	(3,8)
Other	(21)	63	-	(108)	(201)	(0,9)
Cash flow from financing activities	(2 229)	(119)	94,7	(4 539)	4 243	1,9

Increase/(decrease) in cash and cash equivalents	4 652	3 551	(23,7)	4 155	1 959	(0,5)

Cash and cash equivalents, end of period	6 707	7 555	12,6	6 707	7 555	12,6

Shareowners' equity

TDC Group (DKKm)		3Q 2002	3Q 2003
Shareowners' equity at July 1		31 988	32 822
Net income		2 732	994
Currency translation adjustments		(19)	(22)
Shareowners' equity at September 30		34 701	33 794

Employees

Full-time equivalents1)
TDC and fully consolidated subsidiaries	3Q 2002	3Q 2003	Change[2]
			in %
TDC Solutions	12 872	12 102	6,0
TDC Mobile International	2 689	2 686	0,1
TDC Switzerland	2 330	2 378	(2,0)
TDC Directories	1 322	1 097	17,0
TDC Cable TV	683	727	(6,5)
Others	2 591	2 536	2,1
TDC Group	22 487	21 526	4,3

1)The number denotes end-of-period full-time equivalents including permanent employees, trainees and temporary employees. Proportionally consolidated companies are not included.
				2) Positive figures indicate fewer employees.

Selected financial and operating data 1998 - 3Q 2003

		1998	1999	2000	2001	2002	9M 2003

Statements of Income	DKKm
Net revenues		33 989	38 206	44 552	51 564	51 155	37 363
Total revenues		35 867	40 437	46 757	54 082	53 477	38 738
Total operating expenses		(24 859)	(28 104)	(33 742)	(41 212)	(39 164)	(27 404)
Earnings before interest, taxes, depreciation and amortization (EBITDA)		11 008	12 333	13 015	12 870	14 313	11 334
Depreciation, amortization and write-downs		(5 331)	(5 640)	(6 240)	(8 531)	(9 178)	(6 663)
EBIT		5 677	6 693	6 775	4 339	5 135	4 671
One-time items		755	0	6 161	(2 548)	(1 133)	(974)
EBIT incl. one-time items		6 432	6 693	12 936	1 791	4 002	3 697
Net financials		206	(224)	(470)	(787)	2 133	(417)
Income before income taxes		6 638	6 469	12 466	1 004	6 135	3 280
Total income taxes		(1 896)	(2 667)	(3 212)	(1 425)	(1 686)	(1 436)
Income before minority interests		4 742	3 802	9 254	(421)	4 449	1 844
Minority interests		(34)	(62)	(15)	407	93	(154)
Net income		4 708	3 740	9 239	(14)	4 542	1 690

Net income excluding one-time items and fair value adjustments
EBIT		5 677	6 693	6 775	4 339	5 135	4 671
Net financials		(63)	(272)	(614)	(1 410)	(1 124)	(960)
Income before income taxes		5 614	6 421	6 161	2 929	4 011	3 711
Income taxes related to ordinary income		(2 045)	(2 660)	(2 563)	(1 843)	(1 899)	(1 633)
Net income before minority interests		3 569	3 761	3 598	1 086	2 112	2 078
Minority interests' share of net income		(34)	(62)	(15)	355	57	(154)
Net income		3 535	3 699	3 583	1 441	2 169	1 924

Balance Sheets	DKKbn
Total assets		54,0	62,8	75,8	93,7	90,6	94,0
Net interest-bearing debt		8,6	13,6	14,1	34,6	25,6	29,9
Total shareowners' equity		26,9	28,5	35,5	33,3	35,3	33,8
Shares issued (million)		216,5	216,5	216,5	216,5	216,5	216,5

Statements of Cash Flow	DKKm
Operating activities		8 999	8 504	8 947	7 000	12 541	9 324
Investing activities		(5 925)	(11 318)	(7 520)	(20 841)	(2 060)	(11 608)
Financing activities		(8 830)	2 997	3 277	10 511	(7 402)	4 243
Change in cash and cash equivalents		(5 756)	183	4 704	(3 330)	3 079	1 959

Capital expenditures	DKKbn
Excluding share acquisitions		7,4	7,5	9,8	11,2	7,7	4,2
Including share acquisitions		8,0	11,6	16,2	23,3	8,9	12,2

Key financial ratios
Reported EPS	DKK	21,7	17,3	42,7	(0,1)	21,0	7,8
Operating EPS1)	DKK	16,3	17,1	16,5	6,7	9,9	8,9
Dividend per share	DKK	9,5	10,0	10,5	11,0	11,5	-
EBITDA margin	%	32,4	32,3	29,2	25,0	28,0	30,3
Return on capital employed (ROCE)2)%		17,4	19,4	16,8	9,9	11,1	9,7

Subscriber base - pro rata (end of period)	('000)
Landline		4 277	4 410	4 559	4 740	4 458	4 517
- Domestic		3 204	3 203	3 182	3 139	3 076	3 007
- International		1 073	1 207	1 377	1 601	1 382	1 510
Mobile		2 312	3 233	4 879	6 301	6 746	7 826
- Domestic		995	1 294	1 639	1 896	1 975	2 409
- International		1 317	1 939	3 240	4 405	4 771	5 418
Internet		327	662	1 063	1 579	1 495	1 809
Cable TV		812	825	801	828	885	907
Total subscribers		7 728	9 130	11 302	13 448	13 584	15 059

Number of employees3)		17 714	18 158	19 946	22 485	22 263	21 526
DKK/USD exchange rate							6,46
DKK/EUR exchange rate							7,43

1) Operating EPS excludes one-time items and fair value adjustments.
2) ROCE is defined as operating income before one-time items plus interest and other financial income excl. fair value adjustments divided by total shareowners' equity plus interest-bearing debt.

3) The number denotes end-of-period full-time equivalents including permanent employees, trainees and temporary employees. Proportionally consolidated companies are not included.

Quarterly statements of income 2001-3Q 2003

	2001	1Q02	2Q02	3Q02	4Q02	2002	1Q03	2Q03	3Q03
DKKm

TDC Solutions	19 719	4 820	4 919	4 818	4 846	19 403	4 620	4 600	4 729
TDC Mobile International	17 580	4 066	4 030	4 136	4 027	16 259	3 682	3 816	3 999
- Domestic	4 808	1 163	1 316	1 363	1 313	5 152	1 207	1 453	1 463
- European net operators	3 425	811	846	984	831	3 474	786	818	854
- Talkline	9 347	2 092	1 869	1 789	1 883	7 633	1 690	1 545	1 682
TDC Switzerland	7 776	2 165	2 179	2 247	2 341	8 932	2 302	2 266	2 428
TDC Directories	1 502	296	336	419	478	1 529	208	412	393
TDC Cable TV	1 191	321	325	338	354	1 338	368	375	384
Others [1]	3 796	962	934	885	913	3 694	998	901	882
Net revenues	51 564	12 630	12 723	12 843	12 959	51 155	12 178	12 370	12 815

TDC Solutions	6 247	1 382	1 386	1 551	1 458	5 777	1 390	1 381	1 471
TDC Mobile International	2 332	734	860	938	696	3 228	654	820	1 023
- Domestic	1 341	323	401	468	426	1 618	336	408	482
- European net operators	877	301	310	305	200	1 117	248	284	311
- Talkline	114	110	149	164	70	493	70	128	230
TDC Switzerland	(77)	121	234	367	547	1 269	496	562	570
TDC Directories	503	45	92	155	147	439	(16)	108	167
TDC Cable TV	(50)	2	5	11	12	30	22	47	58
Others [1]	3 915	923	916	839	892	3 570	896	850	835
EBITDA	12 870	3 207	3 493	3 861	3 752	14 313	3 442	3 768	4 124
Depreciation, amortization and write-downs	(8 531)	(2 146)	(2 189)	(2 214)	(2 629)	(9 178)	(2 150)	(2 213)	(2 300)
- of which goodwill amortization	(1 474)	(375)	(377)	(359)	(377)	(1 488)	(385)	(443)	(438)
EBIT	4 339	1 061	1 304	1 647	1 123	5 135	1 292	1 555	1 824
One-time items	(2 548)	(459)	114	(815)	27	(1 133)	(55)	(919)	-
EBIT incl. one-time items	1 791	602	1 418	832	1 150	4 002	1 237	636	1 824
Net financials	(787)	(321)	(61)	2 460	55	2 133	(183)	(48)	(186)
- Financial expenses, net	(1 355)	(383)	(354)	(337)	(40)	(1 114)	(279)	(312)	(326)
- Income from inv. in other assoc. entp.	(55)	(26)	(7)	4	19	(10)	4	8	(55)
- Fair value adjustments	623	88	300	2 793	76	3 257	92	256	195
Income before income taxes	1 004	281	1 357	3 292	1 205	6 135	1 054	588	1 638
Tax	(1 425)	(22)	(537)	(584)	(543)	(1 686)	(494)	(347)	(595)
- Income taxes related to ordinary income	(1 843)	(347)	(474)	(584)	(494)	(1 899)	(500)	(521)	(612)
- Income taxes related to one-time items	441	370	(105)	-	(27)	238	8	257	-
- Income taxes on fair value adjustments	(23)	(45)	42	-	(22)	(25)	(2)	(83)	17
Income before minority interests	(421)	259	820	2 708	662	4 449	560	241	1 043
Minorities	407	67	45	24	(43)	93	(56)	(49)	(49)
- Minorities interests' share of net income	355	67	45	(12)	(43)	57	(56)	(49)	(49)
- Minorities related to one-time items	52	-	-	36	-	36	-	-	-
Net income	(14)	326	865	2 732	619	4 542	504	192	994

Excluding one-time items and fair value adjustments
EBIT	4 339	1 061	1 304	1 647	1 123	5 135	1 292	1 555	1 824
Net financials	(1 410)	(409)	(361)	(333)	(21)	(1 124)	(275)	(304)	(381)
Income before income taxes	2 929	652	943	1 314	1 102	4 011	1 017	1 251	1 443
Income taxes related to ordinary income	(1 843)	(347)	(474)	(584)	(494)	(1 899)	(500)	(521)	(612)
Income before minority interests	1 086	305	469	730	608	2 112	517	730	831
Minorities interests' share of net income	355	67	45	(12)	(43)	57	(56)	(49)	(49)
Net income	1 441	372	514	718	565	2 169	461	681	782

[1] Includes TDC Services, Belgacom, TDC A/S and eliminations.

Capex, excl. share acquisitions

	2001	1Q02	2Q02	3Q02	4Q02	2002	1Q03	2Q03	3Q03
DKKm

TDC Solutions	3 959	779	953	893	923	3 548	575	548	536
TDC Mobile International	3 529	355	443	393	454	1 645	307	250	303
- Domestic operations	1 933	170	207	174	153	704	168	120	142
- Talkline	314	9	8	11	32	60	4	7	8
- European net operators	1 282	176	228	208	269	881	135	123	153
TDC Switzerland	1 709	290	236	340	691	1 557	249	353	295
TDC Directories	22	6	8	8	8	29	4	10	4
TDC Cable TV	252	64	55	45	84	248	70	64	54
Others [1]	1 718	185	229	106	152	672	292	129	130
Capex	11 189	1 678	1 924	1 785	2 312	7 699	1 497	1 354	1 322

[1] Includes TDC Services, Belgacom, TDC A/S and eliminations.

Customers

Customers ('000) (end of period)
	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03

Domestic, retail and wholesale:
Landline customers	3 139	3 134	3 112	3 092	3 076	3 049	3 029	3 007
Mobile customers	1 896	1 873	1 868	1 935	1 975	2 076	2 258	2 409
- of which Duet in TDC Solutions	254	255	266	270	272	268	275	276
Internet	678	731	767	801	834	907	926	969
- of which ADSL	111	153	187	219	253	302	332	366
- of which Cable-modem customers	25	34	42	50	62	73	82	94
Cable-TV customers	828	864	866	870	885	890	902	907
Domestic customers, total	6 541	6 601	6 613	6 698	6 770	6 922	7 115	7 291

International:
Landline customers	1 601	1 619	1 360	1 361	1 382	1 534	1 521	1 510
- Switzerland	619	647	660	663	671	841	833	825
- Others	982	972	700	698	711	693	688	685
Mobile customers	4 405	4 429	4 527	4 680	4 771	5 163	5 248	5 418
- Switzerland	743	795	822	856	893	1 170	1 189	1 210
- Talkline	1 751	1 692	1 609	1 594	1 713	1 777	1 830	1 906
- Others	1 911	1 942	2 096	2 230	2 165	2 216	2 229	2 302
Internet customers	901	638	628	640	661	791	749	840
- Switzerland	393	420	411	418	432	557	530	527
- Others	508	218	217	222	229	234	219	313
International pro rata customers, total	6 907	6 686	6 515	6 680	6 814	7 488	7 518	7 768
Group customers, total	13 448	13 287	13 128	13 378	13 584	14 410	14 633	15 059

Traffic, domestic

Traffic volume (million minutes):	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03

Domestic landline, including wholesale	5 597	5 419	5 091	4 756	5 150	5 069	4 668	4 377
- of which retail voice	2 773	2 700	2 586	2 472	2 563	2 532	2 316	2 158
International landline	502	498	514	556	515	489	491	588
Mobile, including wholesale	690	676	762	784	759	765	860	909

Performance measurement and use of EBITDA

TDC analyzes business line results and measures performance based on net revenues, EBITDA and EBIT, adjusted to exclude the impacts of one-time items.  EBITDA, or earnings before interest, taxes, depreciation and amortization, is calculated as income from operations plus depreciation, amortization and write-downs.  We recognize that EBITDA is a standard measure widely used by companies, analysts and investors in the communications industry, particularly in Europe.  We therefore believe that EBITDA is a useful disclosure, in conjunction with other performance measures, that allows a more complete comparison of our operating performance relative to other companies in the industry.  However, EBITDA is not a measure of performance under U.S. GAAP, and may not be comparable to other similarly titled measures for other companies.  EBITDA should not be considered as an alternative to operating income as an indicator of operating performance, nor should it be seen as an alternative to cash flow from operating activities as a measure of liquidity.

We believe that the one-time items do not reflect the underlying fundamentals of the business, and should be analyzed separately.

Historical figures

Possible minor and non-material changes in historical figures are not specified in detail in the report.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represents one half of one common share
ISIN US8723 6N1028
Sedol 2883094